James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 17 December 2020. Yours faithfully Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. 18 December 2020 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Exhibit 99.6

James Hardie Industries plc Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street Dublin 2, D02 WR20 Ireland 17 December 2020 Dear Sir/Madam Re: Disclosure of holding above 5% threshold Pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014 (“the Act”), Bennelong Funds Management Group Pty Ltd1 (and its Subsidiaries and Affiliates2 as listed in Annexure A) (“BFMG”) discloses a relevant share capital holding in James Hardie Industries plc. As at 16 December 2020, BFMG held an interest in James Hardie Industries plc Chess Depositary Interests of 5.63% ordinary share capital. This figure is based on a holding of 25,018,691 shares and a total of 444,167,489 shares on issue. The registered holders of these shares are as follows: Registered holder Number of CDIs held BNP Paribas 1,973,825 Citibank 16,121,324 JPMorgan 1,928,514 NAB Asset Servicing 1,447,010 Northern Trust 1,456,350 UBS 2,091,668 BFMG advises that a further disclosure under Section 1048 and/or Section 1050 of the Act should have been made on or after 21 February 2019; at which time, BFMG held an interest in James Hardie Industries plc Chess Depositary Interests of 3.14% ordinary share capital. This figure was based on a holding of 13,938,016 shares and a total of 443,936,919 shares on issue. The registered holders of these shares were as follows: Registered holder Number of CDIs held BNP Paribas 427,689 Citibank 803,416 JPMorgan 2,934,222 NAB Asset Servicing 667,489 RBC 4,916,760 UBS 4,188,440 1 Bennelong Funds Management Group Pty Ltd advises that substantial shareholding reporting will now be performed on a consolidated basis to include the relevant interests of all Subsidiaries and Affiliates listed in Annexure A. Previously, the relevant interests of Subsidiaries and Affiliates were treated separately for the purposes of substantial shareholding reporting. 2 For the purposes of this Notice and pursuant to s 608(3) of the Corporations Act 2001 (Cth), ‘Affiliates’ means any body corporate or managed investment scheme in which the Group’s voting power is over 20% or which is controlled by the Group.

Yours sincerely Jeff Phillips Company Secretary

Annexure A Subsidiaries BennBridge Ltd (Company Number 10480050) Bennelong Funds Management Ltd (ACN 111 214 085) Affiliates 4D Infrastructure Pty Ltd (ACN 604 979 259) BambuBlack Asset Management LLP (OC427173) Bennelong Australian Equity Partners Pty Ltd (ACN 131 665 122) Bennelong Long Short Equity Management Pty Ltd (ACN 118 724 173) Kardinia Capital Pty Ltd (ACN 152 003 186) Pembroke EM LLP (OC420444) Quay Global Investors Pty Ltd (ACN 163 911 859) Skerryvore Asset Management LLP (OC429371) Tellworth Investments LLP (OC417414) Touchstone Asset Management Pty Ltd (ACN 605 911 519)